Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2011	Three Months Ended September 30, 2011

Earnings before income taxes	$4,399	$1,793

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(561)	(210)
Dividends from less than 50% owned affiliates	280	264
Fixed charges	895	296
Interest capitalized, net of amortization	(6)	5

Earnings available for fixed charges	$5,007	$2,148

Fixed charges:
Interest incurred (A)	$880	$291
Portion of rent expense deemed to represent interest factor	15	5

Fixed charges	$895	$296

Ratio of earnings to fixed charges	5.6	7.3

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings from continuing operations before income taxes	$5,723	$4,877	$4,789	$4,678	$4,753

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(631)	(601)	(471)	(516)	(466)
Dividends from less than 50% owned affiliates	303	254	249	224	193
Fixed charges	1,152	1,249	529	888	1,613
Interest capitalized, net of amortization	26	5	(9)	(5)

Earnings available for fixed charges	$6,573	$5,784	$5,087	$5,269	$6,093

Fixed charges:
Interest incurred (A):
Consumer products	$1,133	$1,210	$451	$697	$1,283
Financial services		20	38	54	81

	1,133	1,230	489	751	1,364

Portion of rent expense deemed to represent interest factor	19	19	40	137	249

Fixed charges	$1,152	$1,249	$529	$888	$1,613

Ratio of earnings to fixed charges (B)	5.7	4.6	9.6	5.9	3.8

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.
(B)	Computation includes interest incurred and the portion of rent expense deemed to represent the interest factor from the discontinued operations of Philip Morris International Inc. and Kraft Foods Inc. in fixed charges. Excluding these amounts from fixed charges, the ratio of earnings to fixed charges from continuing operations would have been 12.5, 9.5 and 7.6 for the years ended December 31, 2008, 2007 and 2006, respectively.